Exhibit 99. **McDonald's Corporation One-year Return on Incremental Invested Capital (ROIIC)**

Return on incremental invested capital (ROIIC) is a measure reviewed by management to determine the effectiveness of capital deployed. One-year ROIIC is calculated as a percentage. The numerator is the Company's constant rate (constant rate excludes the impact of foreign currency translation) incremental operating income plus depreciation and amortization, based on a comparison of the current and prior year periods. The denominator is the constant rate weighted average adjusted cash used for investing activities during the two-year period. Adjusted cash used for investing activities is defined as cash used for investing activities less net cash (collections) and issuances of notes receivable, which do not generate operating income. Constant rate weighted average adjusted cash used for investing activities is based on a weighting applied on a quarterly basis detailed in the following table.

AS A PERCENT	2004	2003
Weightings:		
Quarters ended March 31	87.5%	12.5%
Quarters ended June 30	62.5	37.5
Quarters ended September 30	37.5	62.5
Quarters ended December 31	12.5	87.5

In determining the denominator used to calculate one-year ROIIC, weightings are applied to adjusted cash used for investing activities for each of the eight quarters in the applicable two-year period. These weightings reflect the relative contribution of each quarter's investing activities to constant rate incremental operating income. Thus, the weighting assigned in the first quarter of 2003 is substantially less than that assigned to the comparable 2004 period. Once the weightings are applied to the adjusted cash used for investing activities in each quarter, the results are aggregated to arrive at the one-year weighted average adjusted cash used for investing activities. Management believes that weighting cash used for investing activities provides a more accurate reflection of the relationship between its investments and returns than a simple average.

The reconciliations to the most comparable measurements, in accordance with accounting principles generally accepted in the U.S., for the numerator and denominator of ROIIC are as follows:

	Years ended December 31, 2004	2003	Incremental change
NUMERATOR:			
Operating income	$ 3,540.5	$2,832.2	$ 708.3
Depreciation and amortization	1,201.0	1,148.2	52.8
Effect of currency translation[1]			(258.3)
Constant rate incremental operating income plus depreciation and amortization			**$ 502.8**
DENOMINATOR:			
Cash used for investing activities	$ 1,383.1	$1,369.6	
Less: Net cash (collection)/issuances of notes receivable	(11.2)	(2.1)	
Adjusted cash used for investing activities	$ 1,394.3	$1,371.7	
Weighted average adjusted cash used for investing activities[2]	$ 1,233.2		
Effect of currency translation[1]	(6.3)		
Constant rate weighted average adjusted cash used for investing activities[2]	**$ 1,226.9**		
One-year ROIIC[3]	**41.0%**		

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(1) *Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods presented.*
(2) *Represents one-year adjusted cash used for investing activities, determined by applying the weightings described above to each quarter in the two-year period ended December 31, 2004.*
(3) *The decrease in impairment and other charges included in the increase in operating income between 2004 and 2003 benefited*

ROIIC by 10 percentage points.

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